Mail Stop 3561
								October 6, 2005

Scott Sutherland
President
Vika Corp.
Suite 202, 2310 W 2nd Ave.
Vancouver, BC V6K 1J1

Re:	  Vika Corp.
        Amendment No. 2 to Registration Statement on Form SB-2
        File No. 333-124421
        Filed September 16, 2005

Dear Mr. Sutherland:

      We have reviewed your filing and have the following comments Where indicated, we think you should revise your document in response to these comments If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. Please feel free to call us at the telephone numbers listed at the end of this letter.

Determination of Offering Price, page 7
1. We note your response to comment 3 in our letter dated August
9,
2005. Please include your response in the next amendment to your filing.

Plan of Operation, page 21
2. We note your revisions in response to comment 9 in our letter dated
August 9, 2005. Based on your revenues as of the most recent practicable date and the uncertainty of additional funding, please state how long you realistically expect to continue as a viable business.

Legality Opinion, Exhibit 5.1
3. The disclaimer in the last paragraph of your legality opinion is
inappropriate.  Please delete.  Also, your legality opinion must be
dated as of the effective date of your filing.
*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Milwood Hobbs, Staff Accountant, at (202)
551-
3241 or Michael Moran, Senior Staff Accountant, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, Eloise Quarles, Special Counsel, at (202) 551-
3238, or
me at (202) 551-3720 with any other questions.

      Sincerely,




      H. Christopher Owings
      Assistant Director


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Scott Sutherland, President
Vika Corp.
October 6, 2005
Page 1